SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: April 2003

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 85

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes  ☐    No  ☒

This Report on Form 6-K contains:

—	Invitation and Agenda for the Annual General Meeting of Shareholders for the Business Year ended 31 December 2002, to be held on 16 April 2003

Adecco S.A.

Notice of the Annual General Shareholders’ Meeting

Wednesday, 16 April 2003, 1400 hrs

at Hotel Beau-Rivage Palace, place du Port 17 – 19, CH-1006 Lausanne-Ouchy

Agenda and Proposals of the Board of Directors:

1.	Presentation of the Business Report, consisting of the Annual Report, the Statutory Annual Accounts and the Group Accounts (consolidated annual accounts) as per 31 December 2002

2.	Presentation of the Reports of the Statutory Auditors and the Group Auditors as per 31 December 2002

3.	Approval of the Business Report, consisting of the Annual Report, the Statutory Annual Accounts and the Group Accounts (consolidated annual accounts) as per 31 December 2002

The Board of Directors proposes that the Business Report, consisting of the Annual Report, the Statutory Annual Accounts and the Group Accounts for the Business Year 2002 be approved.

4.	Appropriation of Balance Sheet Profit

The Board of Directors proposes to pay a dividend of CHF 0.60 per registered share with a par value of CHF 1.-- out of the balance sheet profit of CHF 1’543’642’552.-- and to carry forward the difference as retained earnings to the next business year. The treasury shares held by the Company will not receive a dividend.

5.	Granting of Discharge to the Members of the Board of Directors

The Board of Directors proposes to grant discharge of liability in one resolution to all persons who held office as members of the Board of Directors for the Business Year 2002.

6.	Elections
6.1	Board of Directors

The Board of Directors proposes that Mr. John Bowmer, Mr. Miguel Alfageme, Mr. Philippe Foriel-Destezet, Mr. Christian Jacobs, Mr. Philippe Marcel, Mr. Conrad Meyer, Mr. Yves Perben, Mr. Andreas Schmid, and Mr. Ernst Tanner be jointly re-elected as members of the Board of Directors for a term of office of one year.

6.2	Auditors
6.2.1	Statutory Auditors and Group Auditors

The Board of Directors proposes the re-election of Ernst & Young AG, Zurich, as Statutory Auditors and Group Auditors of the Company for a term of office of one year ending at the annual general shareholders’ meeting for the Business Year 2003.

6.2.2	Special Auditor within the meaning of Art. 23 subsection 2 of the Articles of Incorporation

The Board of Directors also proposes the re-election of KPMG Fides Peat, Zurich, as a special Auditor within the meaning of Art. 23 subsection 2 of the Articles of Incorporation for a term of office of one year ending at the annual general shareholders’ meeting for the Business Year 2003.

7.	Prolongation of Authorized Capital (Art. 3bis of the Articles of Incorporation)

Adecco S.A.’s present Articles of Incorporation authorize the Board of Directors until May 2, 2003 to increase the share capital in one or more steps by up to CHF 19’000’000.-- by issuing up to 19’000’000 fully paid up registered shares with a nominal value of CHF 1.-- each.

The Board of Directors has not used this authorization and proposes to extend the existing authorization to increase the share capital by up to CHF 19’000’000.-- until 16 April 2005.

Hence, the Board of Directors proposes to amend Art. 3bis subsection 1 as follows:

“1     The Board of Directors is authorized until April 16, 2005, to increase the share capital in one or more steps by up to CHF 19’000’000.-- (nineteen million Swiss Francs) by issuing up to 19’000’000 (nineteen million) fully paid up registered shares with a nominal value of CHF 1.-- (one Swiss franc) each. The Board of Directors is authorized to withdraw the subscription rights of the shareholders pursuant to Art. 12 of the Articles of Incorporation, and to allocate them to third parties in case the shares are issued in connection with a takeover of enterprises and companies, parts of enterprises and companies or participations thereof or in connection with a placement of shares to finance such transactions. In all other cases, the subscription rights of the shareholders pursuant to Art. 12 of the Articles of Incorporation, are to be respected. Subscription rights not exercised are at the disposal of the Board of Directors who may allocate them in the interest of the company.”

8.	Representation of Shareholders (Art. 17 subsection 2 of the Articles of Incorporation)

Pursuant to Adecco S.A.’s present Articles of Incorporation, a shareholder may be represented in the shareholders’ meeting by a third person only if such third person is a shareholder with the right to vote. In order to facilitate shareholders the representation of their votes, the Board of Directors proposes to amend the Articles of Incorporation to permit that a shareholder is represented with written proxy by a third person who is not a shareholder.

Hence, the Board of Directors proposes to amend Art. 17 subsection 2 as follows:

“[2]     A shareholder may be represented by his legal representative or with written proxy by a third person who need not be a shareholder, the corporate body representative, the independent proxy or by a depositary. The proxy is only valid for one person representing all shares of the represented shareholder.”

Documents, Attendance and Representation

The Business Report, consisting of the Annual Report, the Statutory Annual Accounts and the Group Accounts, the Statutory Auditors’ and Group Auditors’ Report, the Articles of Incorporation and the Agenda and the Proposals of the Board of Directors are available for inspection starting Tuesday, 25 March 2003, at Adecco, place de la Riponne 1, 1005 Lausanne, and at the registered office at Chéserex. In addition, the Annual Report and the Agenda with the Proposals of the Board of Directors are accessible on the Adecco website (www.adecco.com and http://agm.adecco.com).

Shareholders, who are registered in the share register on 18 March 2003, will receive this invitation by mail together with a reply form. Shareholders, who are registered subsequently to this date, but before 10 April 2003, will receive the invitation after having been registered. The share register will be closed as from 10 April 2003 to 16 April 2003. Only shareholders who are registered on 10 April 2003 are entitled to vote. Shareholders who do not receive the invitation and the reply form are requested to contact their bank in order to obtain their registration in the share register before the closing of the share register.

The reply form enclosed with the invitation provides for either to order the admission card and the ballot papers, or to mandate Adecco S.A. or the independent proxy. The processing of the reply forms and the distribution of the admission cards and the ballot papers requires some time. The shareholders are therefore requested to return the reply form as soon as possible to Adecco S.A., c/o ShareComm Services AG, Kanalstrasse 29, CH-8152 Glattbrugg. The admission card and the ballot papers will be sent out as from 9 April 2003 onwards.

Shareholders who do not attend the shareholders’ meeting in person can be represented as follows:

•	By another shareholder having the right to vote. The shareholder must order an admission card and fill in the proxy printed on the admission card, and hand the admission card over to the representative;

•	By the independent proxy, Mr. Andreas G. Keller, Attorney at Law, c/o Viganò Law Office, Theaterstrasse 4, CH-8001 Zürich. The reply form enclosed with the invitation is sufficient for granting the proxy (there is no need to order an admission card). In the absence of specific instructions, the independent proxy will vote according to the proposals of the Board of Directors;

•	By Adecco S.A. The reply form enclosed with the invitation is sufficient for granting the proxy (there is no need to order an admission card). Proxies containing instructions other than to approve the proposals of the Board of Directors will be forwarded to the independent proxy;

•	By the depository bank. The shareholder must order an admission card and fill in the proxy printed on the admission card, and hand the admission card over to the bank.

Proxies for Deposited Shares

Proxies for deposited shares in the sense of art. 689d CO are requested to communicate the number of shares represented by them to the company as soon as possible, but in any case no later than 1300 hrs on the day of the shareholders’ meeting at the entrance control.

The minutes of the Shareholders’ Meeting will be available for inspection starting 28 April 2003 at Adecco, place de la Riponne 1, 1005 Lausanne.

The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Date:	10 April 2003	By:	/s/ Felix Weber
Felix Weber
Chief Financial Officer

Date:	10 April 2003	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary